SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of January 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                  RYANAIR TO REVOLUTIONISE EUROPEAN AIR TRAVEL

- FARES REDUCED BY 9% (GBP2.50 OR EUR3.50) FROM 16TH MARCH '06

- WEB CHECK-IN TO ELIMINATE CHECK-IN AND AIRPORT QUEUES

- LUGGAGE ALLOWANCES INCREASED FROM 25KGS TO 30KGS

- PASSENGERS ONLY PAY FOR THE BAGGAGE SERVICE THEY USE

Ryanair, Europe's largest low fares airline today (Wednesday, 25th January 2006) announced details of its next revolution in European low fare air travel. From the 16th March, Ryanair will introduce a number of key service improvements for all passengers including (1) all Ryanair's fares will be reduced by 9% (GBP2.50 or EUR3.50), (2) all passengers travelling with hand luggage and in possession of an EU passport will be able to check-in on the web at www.ryanair.com and by-pass all check-in and airport queues, (3) these passengers will also be given priority boarding which will also eliminate boarding gate queues as well, (4) for bookings after 16th March, Ryanair is increasing each passenger's luggage allowance from the current 25kgs to 30 kgs (comprising 10kgs carry-on and 20kgs checked-in luggage) which will substantially reduce excess baggage fees and finally (5) all passengers travelling with checked in luggage who book after 16th March will now pay a fee of GBP2.50 (EUR3.50) per bag, per flight if booked in advance on the website, or GBP5.00 (EUR7.00) per bag, per flight if presented unbooked at the airport.

As a result of these changes, those 25% of Ryanair's passengers who presently travel with just hand luggage will avail of lower fares, will avoid the inconvenience of check-in or boarding gate queues and will no longer cross subsidise those passengers travelling with checked in luggage. A further 50% of Ryanair's current traffic (who travel with just one checked in bag) will see no change in their cost of travel, as the GBP2.50 ticket price reduction will fund their GBP2.50 baggage fee if booked on the internet. These passengers will enjoy much shorter queues at check-in thanks to the large numbers of people who will now switch to web check-in, thereby reducing the airport check-in queues. Lastly those passengers who presently travel with more than one checked in bag will see the cost of their travel rise by the GBP2.50 (EUR3.50) per bag for their second and subsequent bags. These passengers will also enjoy shorter check-in queues, and will be encouraged to travel with less checked in luggage which would then make these changes cost neutral for them as well.

This 9% "across the board" reduction in Ryanair's ticket prices from 16th March will make these changes revenue neutral for Ryanair. The airline estimates that the reduction in ticket revenues and excess baggage fees will cost Ryanair more than GBP100m per annum. These lower fares will stimulate further traffic growth and increase the current (50%) price differential between Ryanair's prices and the average ticket prices of our higher fare competitors such as Easyjet. We expect as a result of these measures, and in particular the attraction of web check-in and priority boarding that more and more of Ryanair's customers will be incentivised to travel with hand luggage only and take advantage of Ryanair's industry leading 10kgs of carry-on luggage.

The upside for Ryanair in these initiatives will be the opportunity to significantly reduce airport and handling costs. We believe that between 40% to 50% of passengers will quickly switch to our new web check-in/priority boarding service. This will allow Ryanair to reduce the number of check-in desks, baggage hall and other handling facilities we rent at major airports. It will significantly reduce the number of check-in and baggage handling staff required to handle individual flights, although the airline expects few reductions in staffing numbers in these areas, as existing numbers will be required to handle our rapid growth. Ryanair believes that its airport and handling costs will be reduced by over 10%, which equate to a saving of some EUR30m. This saving would equate to 10% of Ryanair's current year forecast after tax profits.

Announcing these changes in London, Michael O'Leary, Ryanair's Chief Executive said:

     "Many sceptics have doubted whether Ryanair could drive its fares even lower. Well today we prove the doubters wrong. From 16th March next, Ryanair will reduce its fares by almost 10% across the board. Ryanair will also become the first low fares airline in Europe to make web check-in available for all our customers and we believe that this service will prove enormously attractive to passengers who wish to avoid those frustrating queues at airport check-in, at security, and at the boarding gate as well.

     "These changes will also be welcomed by the overwhelming majority of our remaining passengers who will still be checking in one bag, as these passengers will enjoy lower air fares, but also shorter and faster moving queues at airport check-in. We have no doubt that this pioneering development for checked in bags is the way forward, as it will encourage and incentivise more passengers on short-haul journeys to travel with hand luggage only. Ryanair's higher carry-on limit of 10kgs, and our new increased checked in allowance of 20kgs will largely eliminate excess baggage charges.

     "These changes will enable Ryanair to reduce our airport and handling costs across the network. We will require fewer and less expensive airport facilities such as airport check-in and baggage hall facilities. We will carry fewer bags making our aircraft lighter and improving our fuel consumption. Our existing check-in and baggage handling personnel will now be able to accommodate significantly greater traffic numbers as we aim to double the size of the airline over the coming five years.

     "Ryanair started the low fares revolution in Europe back in 1990. We have continued to pioneer changes in both the cost and practice of air travel over the past 15 years. Today's announcement takes this revolution one step further. With a 9% reduction in Europe's lowest air fares and the first web check-in facility for low fare passengers, we believe that up to half of Ryanair's passengers will now be encouraged to avoid airport queues. Short-haul travel in Europe will never have been cheaper or more convenient than Ryanair will make it this year".

Ends.Wednesday, 25th January 2006

For further information

please contact:    Peter Sherrard       Pauline McAlester
                   Ryanair              Murray Consultants
                   Tel. 353-1-8121212   Tel. 353-1-4980300

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  25 January 2006

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director